YM 3/5

S 09058602 MMISSION
..., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPFG Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Independence Cir, #101
(No. and Street)

Chico (City) CA (State) 95973 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lourie Drouillard 530-892-1284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryan Alvister, CPA
(Name – *if individual, state last, first, middle name*)

20 Declaration Drive, #100 (Address) Chico (City) CA (State) 95973 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Lourie Drouillard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPFG Securities, Inc., as of February 26, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

COURTNEY L. HAMBLIN
COMM. # 1690020
NOTARY PUBLIC-CALIFORNIA
COUNTY OF BUTTE
Comm. Expires Aug. 27, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPFG SECURITIES, INC.

Chico, California

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH INDEPENDENT AUDITOR'S REPORT

December 31, 2008

Bryan S. Alvistur, CPA

TABLE OF CONTENTS
December 31, 2008

Bryan S. Alvistur, C.P.A.

20 Declaration Drive, Suite 100 • Chico, CA 95973
p 530.894.1145 • f 530.894.1180
balvistur@alvistur.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CPFG Securities, Inc.
Chico, California

I have audited the accompanying statement of financial condition of CPFG Securities, Inc. (the Company), as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to SEC Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements of the Company taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Bryan S. Alvistur, C.P.A.

February 4, 2009

December 31		2008
ASSETS		
CURRENT ASSETS		
Cash	$	7,178
OTHER ASSETS		
Deposits		25
Total Assets	$	7,203
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Capital stock, $.01 par value, 1,000 authorized; 300 shares issued and outstanding		3
Paid-in capital		331,992
Retained deficit		(324,792)
Total Stockholder's Equity		7,203
Total Liabilities and Stockholder's Equity	$	7,203

The accompanying notes are an integral part of these financial statements.

Year Ended December 31	2008
REVENUES	
Fees and commissions	$ -
EXPENSES	
Dues and memberships	150
Professional fees	22,452
License and registration fees	6,231
Insurance	9,531
Total Expenses	38,364
Operating Loss	(38,364)
OTHER INCOME	
Interest income	17
Loss Before Income Taxes	(38,347)
PROVISION FOR INCOME TAXES	619
Net Loss	$ (38,966)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

CPFG Securities, Inc.

	Capital Stock								
	Common Shares		Amount		Additional Paid-in Capital		Retained Deficit		Total
Balance at December 31, 2007	300	$	3	$	293,992	$	(285,826)	$	8,169
Net loss	-		-		-		(38,966)		(38,966)
Capital contributed	-		-		38,000		-		38,000
Balance at December 31, 2008	300	$	3	$	331,992	$	(324,792)	$	7,203

The accompanying notes are an integral part of these financial statements.

Year Ended December 31	**2008**
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (38,966)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in:	
Deposits	(25)
Accounts payable	(33)
Net Cash Used by Operating Activities	(39,024)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributed	38,000
Net Cash Provided by Financing Activities	38,000
Net Decrease in Cash	(1,024)
Cash - Beginning of Year	8,202
Cash - End of Year	$ 7,178
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash Paid for Income Taxes	$ 619

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization CPFG Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer in variable universal life insurance policies. The Company is a Delaware corporation that is a wholly-owned subsidiary of Capital Partners Funding Group. Capital Partners Funding Group established and has continued to contribute capital to the Company so that it will be available to broker variable universal life insurance policies for a charitable endowment program. The program was not yet operating as of December 31, 2008.

Cash and Cash Equivalents Cash and cash equivalents include highly liquid investments, such as money market accounts, with maturities of 90 days or less when acquired. Cash is deposited in bank accounts insured by the Federal Depository Insurance Corporation. It is customary for balances to temporarily exceed the insurance limits.

Income Taxes Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax benefits are reduced by a valuation allowance for any benefits that, in the opinion of management, are not likely to be realized.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company has net capital of $7,178 that is $2,178 in excess of its required minimum net capital of $5,000. The Company has no liabilities as of December 31, 2008; thus does not have a ratio of aggregate indebtedness to net capital.

3. INCOME TAX PROVISION

The provision for income taxes for the year ended December 31, 2008, consists of State income tax expenses of $619.

For the year ended December 31, 2008, the Company has available net operating loss carryforwards totaling approximately $330,000 and $215,000 to offset future federal and California taxable income, respectively. The net operating loss carryforwards begin to expire in 2022 and 2012. Net deferred tax benefits totaling approximately $66,000 have been fully reserved by a valuation allowance.

4. RELATED PARTY TRANSACTIONS

The Company has entered into a management services agreement with its parent company, Capital Partners Funding Group whereby, upon commencement the Company's operations, it will reimburse Capital Partners Funding Group for the cost of providing administrative services, personnel, and facilities to the Company. As of December 31, 2008, the management of Capital Partners Funding Group and the Company have not deemed the Company to have commenced operations and, accordingly, no expenses have been recorded in connection with the agreement.

SUPPLEMENTAL INFORMATION

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

	Filed Focus Report Part IIA	Audit Adjustments	Total
NET CAPITAL			
Total stockholder's equity	$ 7,203	$ -	$ 7,203
Deduct stockholder's equity not allowable for net capital	25	-	25
Total Stockholder's Equity Qualified for Net Capital	7,178	-	7,178
Add:			
Other (deductions) or allowable credits:	-	-	-
Total Capital and Allowable Subordinated Borrowings	7,178	-	7,178
Deductions and/or charges:			
Nonallowable assets:			
Non-allowable receivable and other assets	-	-	-
Net Capital Before Haircuts on Securities Positions	7,178	-	7,178
Haircuts on securities	-	-	-
Net Capital	$ 7,178	$ -	$ 7,178
Items included on balance sheet:			
Liabilities	$ -	$ -	$ -
Total Aggregate Indebtedness	$ -	$ -	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum Net Capital Required:			
Net Capital Total	$ 5,000	$ -	$ 5,000
Excess Net Capital	$ 2,178	$ -	$ 2,178
Ratio: Aggregate Indebtedness to Net Capital	-		-

CPFG SECURITIES, INC.

REPORT TO THE
BOARD OF DIRECTORS

December 31, 2008

Bryan S. Alvistur, CPA

Bryan S. Alvistur, C.P.A.

20 Declaration Drive, Suite 100 • Chico, CA 95973
p 530.894.1145 • f 530.894.1180
balvistur@alvistur.com

Board of Directors
CPFG Securities, Inc.

I have audited the financial statements of CPFG Securities, Inc. (the Company), for the year ended December 31, 2008, and have issued my report thereon dated February 4, 2009. Professional standards require that I provide you with the following information related to my audit.

My Responsibility Under Generally Accepted Auditing Standards

As stated in my engagement letter dated December 19, 2007, my responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. My audit of the financial statements does not relieve you or management of your responsibilities.

My responsibility is to plan and perform the audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement. As part of my audit, I considered the internal control of the Company. Such considerations were solely for the purpose of determining my audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2008. I noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Corrected and Uncorrected Misstatements

Professional standards require me to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to my satisfaction, that could be significant to the financial statements or the auditor's report. I am pleased to report that no such disagreements arose during the course of my audit.

Management Representations

I have requested certain representations from management that are included in the management representation letter dated February 4, 2009.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principal to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with me to determine that the consultant has all the relevant facts. To my knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditor

I generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditor. However, these discussions occurred in the normal course of my professional relationship and my responses were not a condition to my retention.

Difficulties Encountered in Performing the Audit

I encountered no significant difficulties in dealing with management in performing and completing my audit.

This information is intended solely for the use of the Board of Directors, and management of CPFG Securities, Inc., and should not be used for any other purpose.

Bryan S. Arnett, C.P.A.

February 4, 2009

CPFG SECURITIES, INC.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

December 31, 2008

Bryan S. Alvistur, CPA

20 Declaration Drive, Suite 100 • Chico, CA 95973
p 530.894.1145 • f 530.894.1180
balvistur@alvistur.com

Bryan S. Alvistur, C.P.A.

Board of Directors
CPFG Securities, Inc.
Chico, California

In planning and performing my audit of the financial statements and supplemental schedules of CPFG Securities, Inc. (the Company), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of *Federal Reserve Regulation T* of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

C.P.A.

February 4, 2009